Exhibit 12.2
Doral Financial Corporation
Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	For the nine month period ended
	September 30, 2006
Including Interest on Deposits

Earnings:
Pre-tax income from continuing operations	$(90,559)
Plus:
Fixed Charges (excluding capitalized interest)	487,563

Total Earnings	$397,004

Fixed Charges:
Interest expensed and capitalized	$483,849
Amortized premiums, discounts, and capitalized expenses related to indebtedness	1,354
An estimate of the interest component within rental expense	2,360

Total Fixed Charges before preferred dividends	487,563

Preferred dividend factor	24,974

Total fixed charges and preferred stock dividends	$512,537

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	(A	)

Excluding Interest on Deposits

Earnings:
Pre-tax income from continuing operations	$(90,559)
Plus:
Fixed Charges (excluding capitalized interest)	376,223

Total Earnings	$285,664

Fixed Charges:
Interest expensed and capitalized	$372,509
Amortized premiums, discounts, and capitalized expenses related to indebtedness	1,354
An estimate of the interest component within rental expense	2,360

Total Fixed Charges before preferred dividends	376,223

Preferred dividend factor	24,974

Total fixed charges and preferred stock dividends	$401,197

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	(A	)

(A)	Due to the Company’s pre-tax loss for the first nine months of 2006, the ratio coverage was less than 1:1. The Company would have had to generate pre-tax income of at least $25.0 million to achieve a ratio of 1:1 for the nine month period ended September 30, 2006.